UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number ______________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

Exhibit



The following exhibit is filed herewith:

Exhibit No.

(23) Consent of Independent Auditors 14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
NORDSON HOURLY-RATED
EMPLOYEES' SAVINGS TRUST PLAN

By ______________________________
Nicholas D. Pellecchia
Vice President, Finance and
Controller
Nordson Corporation

Date: June 26, 2002

# NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 AND 2000
AND YEAR ENDED DECEMBER 31, 2001

with

REPORT OF INDEPENDENT AUDITORS

REPORT OF INDEPENDENT AUDITORS

The Retirement Committee and Participants
Nordson Hourly-Rated Employees' Savings Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Nordson Hourly-Rated Employees' Savings Trust Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP

Cleveland, Ohio
May 24, 2002

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Investments, at fair value | $16,099,401 | $18,079,855 |
| Employer contribution receivable | -- | 197,293 |
| Accrued income receivable | 26,055 | 33,253 |
| | 16,125,456 | 18,310,401 |
| LIABILITIES | | |
| Accrued net purchases | 2,804 | 113,205 |
| Net assets available for benefits | $16,122,652 | $18,197,196 |

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Additions: | |
| Investment income (loss): | |
| Net gain from master trust | $ 409,580 |
| Net depreciation in fair value of investments | (521,070) |
| Interest and dividends | 228,157 |
| | 116,667 |
| Contributions: | |
| Employer | 126,611 |
| Employee | 609,920 |
| | 736,531 |
| Total additions | 853,198 |
| Deductions: | |
| Benefit payments and withdrawals | (2,927,742) |
| Net decrease | (2,074,544) |
| Net assets available for benefits at beginning of year | 18,197,196 |
| Net assets available for benefits at end of year | $16,122,652 |

See accompanying notes.

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
AND YEAR ENDED DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

Method of accounting - Transactions of the Nordson Hourly-Rated Employees' Savings Trust Plan (Plan) are accounted for using the accrual method.

Investment valuation - Investments in equity and debt securities, traded on a national exchange, and mutual funds (including those held in a master trust) are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and asked prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts (including those held in the master trust) are valued at contract value. Loans are valued at their outstanding balances, which approximate the fair value.

Income tax status - The Plan has received a determination letter from the Internal Revenue Service dated June 10, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee taxation - Employee before tax contributions, Nordson Corporation (Company) contributions, forfeitures allocated, and earnings on the participant's account are not subject to tax until distributed from the Plan.

Other - Purchases and sales of securities are reflected on their trade dates. Gains or losses on sales of securities are based on the average cost of securities.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Investments

Investments of the Plan related to Nordson common stock (excluding shares held in the Nordson ESOP Stock Fund) and guaranteed investment contracts are commingled with the assets of the other defined contribution plans sponsored by the Company and held in separate master trust investment accounts. KeyBank National Association is the trustee for the Plan. The net assets of those master trust investment accounts at December 31, 2001 and 2000 and the net investment income for the year ended December 31, 2001 are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Net Assets: | | |
| Nordson Stock Master Trust Investment Account | | |
| Nordson Corporation common stock | $20,388,863 | $24,424,767 |
| Money market funds | 766,543 | 520,631 |
| Accrued income receivable | 110,296 | 140,186 |
| Pending sales | -- | 205,743 |
| | $21,265,702 | $25,291,327 |
| Plan's share of Nordson Stock Master Trust Investment Account | $ 2,889,573 | $ 3,030,746 |
| Nordson GIC Master Trust Investment Account | | |
| Common/collective trust funds | $10,196,784 | $ 4,301,015 |
| Investment contracts | 40,589,058 | 37,956,843 |
| Money market funds | 161 | 5 |
| Accrued income receivable | 39,453 | 517,776 |
| Net accrued pending purchases | (216,923) | (634,958) |
| | $50,608,533 | $42,140,681 |
| Plan's share of Nordson GIC Master Trust Investment Account | $ 3,954,642 | $ 3,901,999 |

| | Year Ended December 31, 2001 |
|---|---|
| Net Investment Income: | |
| Nordson Stock Master Trust Investment Account | |
| Dividends | $ 465,548 |
| Net gain from common/ collective trust fund | 35,971 |
| Net appreciation in fair value of common stock | 1,300,431 |
| Investment expenses | (36,040) |
| | $1,765,910 |
| Plan's share of net investment income | $ 175,386 |

2. Investments (continued)

| | |
|---|---|
| Nordson GIC Master Trust Investment Account | |
| Interest | $2,259,435 |
| Net gain from common/ collective trust fund | 511,584 |
| Investment expenses | (46,623) |
| | $2,724,396 |
| Plan's share of net investment income | $ 234,194 |

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the master trust investment accounts.

During 2001, the Plan's investments held outside of the master trust (including investment purchased, sold, as well as held during the year) depreciated in fair value as follows:

| | Net appreciation (depreciation) in fair value of investments |
|---|---|
| Mutual funds | $ (486,389) |
| Common/collective trust funds | (205,356) |
| Nordson Corporation common stock | 170,675 |
| | $ (521,070) |

Investments held outside of the master trust that represent 5% or more of the fair value of the Plan's net assets at December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Fidelity Advisor's Equity Growth Fund | $1,218,222 | $1,751,861 |
| Key Employee Benefit Equity Index Fund | $1,372,826 | $1,747,571 |
| Nordson Corporation common stock* | $4,342,279 | $5,108,747 |
| Participant loans | $ 872,787 | $1,053,590 |

*Nonparticipant-directed

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

Nordson Savings Stock Fund

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Net assets: | | |
| Investment in Nordson Stock master trust investment account | $2,889,573 | $3,030,746 |
| Employer contribution receivable | -- | 52,180 |
| | $2,889,573 | $3,082,926 |

2. Investments (continued)

| Changes in net assets: | Year ended December 31, 2001 |
|---|---|
| Contributions | $ 181,258 |
| Net investment gain from master trust | 175,386 |
| Distributions to participants | (255,237) |
| Net transfers to participant-directed funds | (294,760) |
| | $ (193,353) |

Nordson ESOP Stock Fund

| Net assets: | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Nordson Corporation common stock | $4,342,279 | $5,108,747 |
| Money market fund | 3,276 | 421 |
| Accrued income | 23,251 | 28,062 |
| | $4,368,806 | $5,137,230 |

| Changes in net assets: | Year ended December 31, 2001 |
|---|---|
| Net appreciation in fair value of common stock | $ 170,675 |
| Interest and dividends | 102,655 |
| Distributions | (1,029,554) |
| Net transfer to participant-directed funds | (12,200) |
| | $ (768,424) |

3. Contributions and Benefits

The Plan is a defined contribution plan covering hourly-rated, full-time participating domestic employees of the Company.

A participant may elect to have contributions made to the Plan on his behalf of not less than 1% and not more than 16% of his annual compensation. A participant may elect to make contributions either as before-tax deferred compensation contributions through a salary reduction arrangement under Section 401(k) of the Internal Revenue Code, or as after-tax voluntary contributions, or as a combination of the two. After-tax voluntary contributions may be made by payroll deductions or by lump sum payments. A participant may suspend contributions under the Plan at any time by filing a written notice with the Company and the Retirement Committee. After such a suspension, a participant may resume his contributions as of any subsequent enrollment date by filing a written notice with the Company and the Retirement Committee.

3. <u>Contributions and Benefits</u> (continued)

Employees are permitted to participate in the Plan immediately upon their date of hire. The Plan provides participants with the opportunity to change the amount of their contributions and investment elections on a daily basis.

The Company makes contributions equal to 50% of each participant's contributions which were attributable to the first 3% of compensation, subject to Plan restrictions. The Company also may make discretionary contributions if authorized by its Board of Directors.

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:

a) As of the date with respect to which the contribution was earned.

b) Daily for a pro rata share of each respective Fund's net investment income, determined by the percentage of increase or decrease in the value of the Fund using a synthetic net asset value approach.

c) Annually for a pro rata share of forfeitures, determined by the ratio that each active participant's percentage of regular contribution (1 to 3%) for the plan year bears to the aggregate percentage of employee's regular contributions for such plan year of all active participants. However, no forfeitures of a participant's account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant's employment was terminated or upon the participant requesting distribution.

Upon retirement after age 62, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 62 years, there shall be a distribution based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee's contributions and related earnings, plus 20% of the remainder of the balance (the employer's matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate accounts.

4. Investment Programs

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan.

For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Stock Fund.

The Plan allows participants to borrow money from their fund accounts. The loans plus interest, at the prime commercial interest rate charged by the Trustee as of the date the loan application is processed, must be repaid in equal installments over the term of the loan. The term cannot be less than six months or greater than five years. Participants may repay the entire balance of the loan in a single lump sum without penalty. The maximum amount a participant may have outstanding is the lesser of $50,000 or 50% of the value of the participant's nonforfeitable balance in the Plan.

5. ESOP Feature

Effective October 1, 2000, the Nordson Corporation Union Employee Stock Ownership Plan was merged into the Plan and participant accounts valued at $5,784,477 were transferred to the Plan. As a result of the merger and transfer of the participant accounts, an ESOP feature is now maintained under the Plan.

The Company ESOP contribution for each Plan year shall be such amount, if any, as the Board of Directors of the Company shall determine by action specifying the amount of the contribution and the Plan year for which it is being made. The employer's contribution can be paid in either cash or in Nordson Corporation common shares, or partly in each. For 2001, there was no ESOP contribution to the Plan.

Separate accounts are maintained for each participant. The participant account balances are adjusted for the employer contributions and forfeitures, which are allocated to each participant's account in the ratio that each participant's annual compensation bears to the aggregate annual compensation of all participants. If the employer makes a stock contribution, each participant will receive at least one share of Nordson Corporation common stock. Participant accounts are also adjusted for the change in fair value and earnings of assets of the ESOP fund.

Unless the Plan committee directs that dividends earned by shares in the ESOP fund are to be paid to the trustee and reinvested in the respective funds, the committee will direct the Company to pay the dividends in cash directly to eligible participants, or in cash to the trustee for distribution to the eligible participants.

5. ESOP Feature (continued)

An employee who has participated under the Plan for ten or more years and who has attained age 55 may elect, during their qualified period, to transfer up to 25 percent of the aggregate balance of their separate ESOP account to the participant's regular Plan account. For the last Plan year in their qualified period they may elect to transfer up to 50 percent of the aggregate balance of their separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

Upon retirement after age 65, or death or disability if earlier, or termination of employment in the case of vested benefits, the balance in the separate account is paid to the participant or their beneficiaries in a lump sum. The participant or their beneficiaries may elect to receive the distribution in cash or common shares of Nordson Corporation. Until distribution, each account shall be eligible to participate in the allocation of dividends and earnings.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 65 years, any distribution will be based on the vested portion of the participant's account balance. The participant's account vests at the rate of 20% per full year of the participant's service with the Company. Any portion not vested at the time of termination (other than due to death or permanent disability or attainment of age 65) shall be forfeited.

6. Transactions with Parties-in-Interest

Certain legal, accounting and administrative expenses are paid by the Company. Trustee fees are paid from the Trust. Other than as described above and in the notes to the financial statements, the Plan has not had agreements or transactions with parties-in-interest.

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN
EIN: 34-0590250 PLAN: 015
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

| Identity of Issue | Description of Investment | Cost ** | Current Value |
|---|---|---|---|
| Baron Asset Fund | 2,076 shares | | $92,295 |
| Fidelity Advisor's Equity Growth Fund | 25,020 shares | | 1,218,222 |
| INVESCO Total Return Fund | 9,774 shares | | 244,439 |
| Janus Worldwide Fund | 7,303 shares | | 320,182 |
| Key E B Money Market Fund* | 3,583 shares | $3,583 | 3,583 |
| Key Employee Benefit Equity Index Fund* | 17,260 shares | | 1,372,826 |
| PIMCO Total Return Fund | 21,550 shares | | 225,408 |
| Victory DCS Money Market Fund* | 16,038 shares | | 221,969 |
| Hartford Life | GIC #2374-B, variable rate | | 341,196 |
| Nordson Corporation common stock* | 164,418 shares | 3,242,268 | 4,342,279 |
| Participant Loans* | At interest rates ranging from 4.75% to 9.50% | | 872,787 |
| | | | $9,255,186 |

*Indicates party-in-interest to the Plan
** Historical cost provided only for nonparticipant-directed investments

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN
EIN: 34-0590250 PLAN: 015
SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

| Identity of Party Involved | Description of Asset | Purchase Price | Selling Price | Cost of Asset | Current Value of Asset on Transaction Date | Net Gain (Loss) |
|---|---|---|---|---|---|---|
| Category (iii) - Series of transactions in excess of 5% of plan assets | | | | | | |
| KeyBank National | Key E B Money Market | $878,440 | | $878,440 | $878,440 | |
| Association | Fund | | $875,584 | $875,584 | $875,584 | $ -- |

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

Exhibit 23

# CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan of our report dated May 24, 2002 with respect to the financial statements and schedules of the Nordson Hourly-Rated Employees' Savings Trust Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Cleveland, Ohio
June 24, 2002

Ernst + Young LLP